VIA EDGAR
June 9, 2006
Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed February 15, 2006 File Number 1-10948
Dear Mr. Moran:
This letter responds to your letter to our Chairman and CEO dated May 31, 2006 which follows your original letter dated April 28, 2006 and our response dated May 17, 2006.
We have reproduced below your numbered comment, followed by our response on behalf of Office Depot, Inc. (the “Company”).
Form 10-K for the year ending December 31, 2005
Consolidated Financial Statements, page 39
Note D — Goodwill and Other Intangible Assets, page 50
1.	We note your response to prior comment 5 and we have further comment. It appears based on your response that you concluded that the indefinite-lived intangible assets relating to the Guilbert trade name was not impaired as of December 31, 2005 and that you would continue marketing under that name for the foreseeable future. However, in numerous discussions within the Form 10-K, particularly on page 51, you indicate that in the fourth quarter of 2005 you concluded that you would move away from the brand and assumed a one-year migration period. Also, you state that the useful life moved from indefinite-lived to definite-lived and that a $9.5 million impairment charge was recognized. Please address the following in your response:
•	Confirm whether or not you are phasing out the brand name;

•	Tell us if you expect to market under the Guilbert brand name beyond 2006;

•	Tell us how the $9.5 million impairment charge was calculated;

•	Confirm that the intangible asset balance of $55.4 million will be fully amortized by the end of 2006, or indicate the revised estimated useful life if you expect to market beyond 2006;

•	Why, if you now believe that the asset is definite-lived, your disclosures in your Form 10-K indicate that there is a balance for indefinite lived assets.
We may have further comment.
2200 Old Germantown Road     |     Delray Beach, FL 33445     |     T + 561.438.4800

Company response:
There were two separately identifiable intangible assets determined at the date of the Guilbert acquisition to have indefinite lives: the Guilbert trade name and Niceday, a trade name that related to a variety of proprietary products sold across Europe. During the fourth quarter of 2005, we assessed both intangible assets and decided to migrate the Guilbert trade name to the established trade names of Viking Office Products and Office Depot. That migration plan was expected to be complete by the end of 2006. As part of this fourth quarter 2005 assessment, the Guilbert trade name was tested for impairment based on the same income model used to develop its original value, but now with the expected use period through the end of 2006. This discounted cash flow approach resulted in a calculated value less than the recorded value and an impairment of approximately $9.5 million was identified and recognized. The remaining value of approximately $1.5 million was transferred to the definite-lived intangible asset classification and is included in the $24.1 million balance disclosed in the December 2005 Form 10-K. The amortization of the Guilbert trade name is included in the amortization table presented in Note D and the entire balance will be fully amortized by the end of 2006.

Also as part of this fourth quarter 2005 analysis, we reaffirmed our commitment to the Niceday brand trade name and concluded that the indefinite life designation remained appropriate. We tested this intangible asset for recoverability and found no indication of impairment. Accordingly, the $55.4 million is not being amortized and includes no element of definite-lived intangible assets.

We will provide identifying disclosure consistent with paragraph 44 of FAS 142 in future Form 10-K filings.
The undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments on the material provided, please contact me or Randy Pianin, Sr. Vice President, Finance and Controller, and Chief Accounting Officer.
Sincerely,
/s/ Patricia McKay
Patricia McKay
Executive Vice President and Chief Financial Officer